K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 28, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
Post-Effective Amendment No. 25 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Select Funds (“Registrant”) to the comments received from you by telephone on March 25, 2016 regarding Post-Effective Amendment No. 25 (“PEA 25”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon U.S. Government Money Market Select Fund (“Fund”), a series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on February 26, 2016. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA 25.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General

1.	The Staff notes that PEA 25 is not marked to show the changes made to the Fund’s currently effective Registration Statement. In the future, as required by Rule 472(a) under the Securities Act of 1933, please file with the SEC an amendment to the Fund’s registration statement that is marked to show changes from the Fund’s currently effective registration statement.

In the future, the Registrant will file with the SEC an amendment to the Fund’s registration statement that is marked to show any changes to the Fund’s currently effective registration statement.

Securities and Exchange Commission

April 28, 2016

Statement of Additional Information (“SAI”)

2.	Disclose the names of the Trustees Emeritus in the “Trustees and Officers of the Trust - Trustee Compensation” section of the SAI.

Form N-1A, Item 17 requires registrants to disclose information regarding trustees and officers of the Fund and, if the Fund has an advisory board, members of the board. Form N-1A, Item 17(c) also requires registrants to disclose information regarding compensation paid to “any affiliated person of the Fund who received aggregate compensation from the Fund for the most recently completed fiscal year exceeding $60,000.”

The Trustees Emeritus are not trustees or officers of the Registrant or members of an advisory board. As stated on page 14 of the SAI, “[a] Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by shareholders of the Fund(s).” The Trustees Emeritus also are not members of an advisory board to the Fund or any series of the Registrant. The Trustees Emeritus also are not affiliated persons of the Registrant who have received aggregate compensation from the Registrant in excess of $60,000 for the most recently completed fiscal year. The disclosure following the “Trustee Compensation” table on page 14 of the SAI discloses that one of the two individuals who has assumed Trustee Emeritus status receives an annual retainer of $20,000 from the Registrant and the American Beacon Funds. The other individual and his spouse receive annual flight benefits of up to $40,000 combined, on a tax-grossed up basis, on American Airlines. Even if the Trustees Emeritus are “affiliated persons” of the Registrant within the meaning of Section 2(a)(3) of the 1940 Act, neither received aggregate compensation from the Registrant for the most recently completed fiscal year exceeding $60,000. Therefore, the Registrant does not believe that disclosure of the names of the Trustees Emeritus is required.

The two Trustees Emeritus are Steve O’Sullivan and Kneeland Youngblood.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Diana Lai
Teresa Oxford
American Beacon Advisors, Inc.